                                                Filed by SunTrust Banks, Inc.
                                                         pursuant to Rule 425
                                                  under the Securities Act of
                                                  1933, as amended and deemed
                                                       filed under Rule 14a-6
                                            under the Securities Exchange Act
                                                          of 1934, as amended

                                                    Subject Company: National
                                               Commerce Financial Corporation
                                              Commission File No.: 333-116112

ON SEPTEMBER 1, 2004, SUNTRUST BANKS, INC. MADE AVAILABLE THE FOLLOWING
INFORMATION TO PARTICIPANTS IN ITS 401(K) PLAN CONCERNING THE PROPOSED MERGER
WITH NATIONAL COMMERCE FINANCIAL CORPORATION:

      401(K) PLAN PARTICIPANTS TO VOTE ON ISSUANCE OF SHARES IN NCF MERGER.

         SunTrust employees who participate in the SunTrust 401(k) Plan received an important packet in August related to the upcoming merger of the company with
National Commerce Financial Corporation of Memphis.

         As shareholders, you are eligible to vote to approve the issuance of shares of SunTrust common stock to NCF shareholders in the merger.

         Details are described in the joint proxy statement/prospectus included in the packet, which was sent via inter-office mail Aug. 13. Participants on leave and those who have left the company and still have a balance in the 401(k)
Plan received packets at home.

         NCF shareholders also are also voting to approve the merger between
SunTrust and NCF, and both companies have scheduled shareholder meetings on
Sept. 15, 2004.

         You must inform the Plan Trustee of your vote prior to the meeting. If you do not take action and vote, the Plan Trustee will not be able to vote your shares.

         You can choose one of three convenient ways to participate. Vote by
Internet or phone before noon (Eastern time) on Sept. 14, 2004, to be included in the final tabulation. These methods are accessible 24 hours a day, 7 days a week. The third voting option is by mail. An envelope to return your voting instruction card is included in the packet.

         Remember, use only one option when you vote. For example, if you vote by Internet or telephone, do not return your voting instruction card by mail.
Only the last vote received from you, regardless of the delivery method, will be counted.

Additional Information and Where to Find It:

Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction, which was first mailed to shareholders of SunTrust and
NCF on or about August 6, 2004, because it contains important information.
Shareholders are also able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about
SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks,
Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor
Relations; or National Commerce Financial Corporation, One Commerce Square,
Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding
NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other
information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the Securities and Exchange Commission.